Commission File Number 001-31914

Exhibit 99.2

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twelfth Meeting of the Fourth Session of the Board of Supervisors of China Life Insurance Company Limited

The twelfth meeting (the “Meeting”) of the fourth session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on June 30, 2014 at the conference room located at A16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated June 23, 2014. All four supervisors of the Company attended the Meeting in person, including Xia Zhihua, Chairperson of the Supervisory Board and Shi Xiangming, Yang Cuilian and Li Xuejun, supervisors of the Company. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Passed the Proposal on Amending the Rules of Procedure for the Supervisory Board of the Company

The Supervisory Board agreed to submit this proposal to the First Interim Shareholders’ Meeting of 2014 for approval.

Voting result: 4 for, 0 against, with no abstention

2.	Passed the Proposal on Nominating Ms. Xiong Junhong as the Candidate for Supervisor Representing Shareholders of the Fourth Session of the Board of Supervisors of the Company

The Supervisory Board agreed to submit this proposal to the First Interim Shareholders’ Meeting of 2014 for approval.

Voting result: 4 for, 0 against, with no abstention

Commission File Number 001-31914

Please refer to a separate notice to be issued by the Company of the First Interim Shareholders’ Meeting of 2014 and relevant meeting documentation for the Amendment of the aforesaid Rules of Procedure for the Supervisory Board as well as the biography of Ms. Xiong Junhong.

Board of Supervisors of China Life Insurance Company Limited

June 30, 2014